

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Via E-mail
Gail Makode
Senior Vice President, General Counsel and Secretary
Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, TX 77056

> **Re:** **Integrated Electrical Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 26, 2013**
> **File No. 333-188182**
> **Schedule 13E-3**
> **Filed on April 26, 2013**
> **File No. 005-81819**

Dear Ms. Makode:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us as to what consideration was given as to whether Jeffrey L. Gendell and Tontine Capital Management, L.L.C. and affiliated Tontine entities should be included as filing persons on the Schedule 13E-3. See Question 201.05 of Compliance and Disclosure Interpretations for Going Private Transactions. We note that Mr. Gendell has voting and investment power over the shares held by the Tontine entities, and Tontine is an affiliate of both MISCOR and IES. Because Tontine had the right to appoint "board observers" to the MISCOR board before this transaction, it had access to information about MISCOR. Please note that each new filing person must individually comply with the disclosure requirements of Schedule 13E-3. For example, the disclosure must include a statement as to whether each filing person believes the Rule 13e-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such

a conclusion. In this regard, the reasons for the transaction and the alternatives considered by each filing person may be different than those of the current filing persons, and this fact should be reflected in the disclosure.

2. We note that Mr. Martell has granted Tontine and Jeffrey Gendell a proxy to vote his shares. Provide your analysis as to whether Mr. Martell and his wife should be considered filing persons engaged int his going private transaction. Your analysis should address what each will receive after the proposed merger, and any position with the surviving entity going forward.

3. As you know, the parties to the proposed transactions have been negotiating a business combination transaction since the summer of 2011 and numerous prior proposals were made and rejected or abandoned by both sides. In the contest of these negotiations, both parties engaged investment advisors and consultants to assist in evaluating a potential business combination. Some of those representatives were replaced by the current financial advisors. Their predecessors also prepared reports and other materials that would generally appear to be reports or appraisals materially related to the going private transaction within the meaning of Item 9 of Schedule 13E-3. As to each such report referenced in "Background to the Merger" on page 26, indicate why you have not provided the information required by Item 1015 of Regulation M-A and filed such report as an exhibit to the Schedule 13E-3. As to any exclude materials, please provide them supplementally for our review. We may have further comments.

Registration Statement on Form S-4

General

4. All materials prepared by Stifel, Nicolaus & Company and Western Reserve Partners, LLC and shared with either the IES and MISCOR boards or their representatives, including board books and other reports or opinions materially related to this going private transaction, must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. See Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. To the extent any such materials were provided but have not been filed and summarized, please provide copies supplementally and explain your reasoning in excluding them. We may have further comments.

5. We note references in the disclosure document to projections and financial forecasts prepared during the negotiations leading up to the current proposed transaction, which as you know go back several years. To the extent that any filing person prepared confidential financial projections or forecasts and presented to its financial advisors or other parties to this transaction or their financial advisors, such projections must be included in the disclosure document. Please revise or advise.

6. Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

7. Please revise the proxy statement to include a separate shareholder vote to approve golden parachute compensation as required by Schedule 14A. Please make corresponding changes throughout the proxy statement as appropriate.

8. Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Further, to the extent affiliates of the company are added as additional filing persons, the description must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please revise to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

Registration Statement Cover Page

9. Please register the preferred stock purchase rights as separate securities in the fee table.

Proxy Statement/Prospectus Cover Page

10. The letters to the IES and MISCOR shareholder serve as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit each letter to a single page as required by Item 501(b) of Regulation S-K.

11. Please disclose the total number of shares that you are registering in connection with the transaction. See Item 501(b)(2) of Regulation S-K.

12. Because the letters to shareholders also serve as soliciting material, strive for a balanced presentation. Where you include the boards' recommendations here and elsewhere, disclose with equal prominence that board members will directly benefit from the transaction.

13. So that MISCOR shareholders may more readily understand how the transaction will affect them individually, please clarify on the cover page that MISCOR shareholders are not guaranteed to receive the amount of cash or IES common stock that they request on their election form. In this regard, given the limitations that have been imposed on the cash and equity components of the consideration, disclose the approximate maximum cash amount you will pay and make clear that pro-rata adjustments may be made depending on the elections of other shareholders.

Additional Information

14. Please remove the sentence in the second paragraph under "About This Document" that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Questions and Answers about the Merger, page 1

Questions and Answers about the Meetings, page 6

Summary, page 11

15. You currently repeat information in your Q&A and Summary sections and each of these sections is overly detailed and does not concisely present the issues related to the transaction. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the transaction in the Summary. Please consider revising this section to begin with a Summary Term Sheet, as required by Item 1 of Schedule 13E-3, which concisely discloses the terms of the transaction.

16. Please revise this section to prominently disclose:

   a. The interest and control of Tontine in each of IES and MISCOR, both before and after the merger, including the percentage of outstanding shares owned and representation in management and on the board; and

   b. The material assumptions you are making in your estimates of the amount of consideration shareholders will receive and the ownership of IES following the merger, including the basis and reasons for such assumptions.

Q: What will MISCOR shareholders receive as a result of the merger?, page 1

17. Please revise to provide enhanced disclosure addressing the rationale behind the dual merger consideration and the maximum cash amount and describe the economic purpose of the formula employed to determine the consideration. To the extent certain MISCOR shareholders, and in particular Tontine and John Martell, have indicated how they intend to proceed insofar as electing cash or stock, we would expect to see appropriate disclosure that would assist MISCOR shareholders in mitigating the uncertainty associated with the contingent nature of the merger consideration. Please further disclose how the elections by

Tontine or Mr. Martell or any other MISCOR shareholders will impact the consideration paid to non-affiliated shareholders.

18. Please disclose whether shareholders electing to receive Stock Consideration will also receive preferred stock purchase rights

What happens if MISCOR shareholders elect to receive Cash Consideration in excess of the Maximum Cash Amount?, page 2

19. Please disclose an estimate of the maximum cash amount that will be paid as consideration, including an estimate of the number of shareholders that could receive cash if each shareholder elected this form of consideration. Further, please provide a general description of the proration and reallocation procedures that you may use to determine the cash and stock allocation to shareholders based on the maximum cash amount to be paid.

How will IES stockholders be affected by the merger and issuance of shares of IES common stock?, page 3

20. Please disclose the ownership of current IES stockholders in IES following the merger taking into account the stock to be issued to Tontine in the merger.

What is the vote required to approve the proposals related to the merger?, page 7

21. Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates compared to the vote required for approval of the proposals. See Item 3(h) of Form S-4. Please disclose the total number of shares that will be excluded from the IES Minority Approval Requirement and the MISCOR Approval Requirement, including whether the shares owned by Tontine are excluded. Please also disclose the number of shares held by non-affiliates that cannot be voted against the proposals for the Minority Approval Requirements to be satisfied. Please also note that the Minority Approval Requirements may be waived by IES and/or MISCOR.

Summary, page 11

22. Consider paring down the information provided in this section to include only the most pertinent information related to the proposed transaction. For example, information about the corporate strategy of IES and MISCOR, their operating segments and industry overviews would not appear to be appropriate in a Summary section
.

Opinions of Financial Advisers, page 18

23. Please disclose the amount of compensation paid to each of the financial advisors as well as the amount contingent upon consummation of the merger.

24. We note that Western Reserve Partners LLC provided an opinion as to the fairness to MISCOR shareholders (other than IES and its affiliates) of the minimum Cash Consideration to be paid by IES to MISCOR stockholders. Please prominently disclose here, and elsewhere as appropriate, that MISCOR has not received an opinion as to the fairness to MISCOR shareholders of the Stock Consideration or of a mix of Cash Consideration and Stock Consideration. In addition, given that the number of shareholders who will receive Cash Consideration is limited by the Maximum Cash Amount, please advise why the MISCOR board believed that an opinion limited to the fairness of the minimum Cash Consideration to be paid to MISCOR shareholders was appropriate.

Interests of Directors and Executive Officers of MISCOR in the Merger

25. We note that the disclosure states that the MISCOR directors and executive officers have interests in the merger that "may include, among other things" the items listed in this section. Please revise this section to disclose all material interests of the MISCOR directors, executive officers and their affiliates.

26. Please quantify the benefits that each of the officers, directors and affiliates will receive as a result of their interests in the merger.

27. Please disclose those MISCOR executive officers that you expect will continue to be employed by IES after the merger.

Conditions to the Completion of the Merger, page 21

28. Please disclose here, and elsewhere as appropriate, the procedures applicable to a waiver of any of the conditions to the merger, including whether both parties must agree to such a waiver. We note in particular that the Minority Approval Requirement may be waived. Please address under what circumstances such requirement would be waived. In addition, please disclose whether it is your intent to re-solicit stockholder approval if either party waives material conditions. Please also include relevant risk factor disclosure, as appropriate.

Termination of the Merger Agreement, page 22

29. Please disclose under what circumstances the parties may not be able to agree on the calculation of MISCOR's Net Debt, including whether there are ambiguities in the definition of "Net Debt."

Termination Fees and Expenses, page 23

30. Please disclose the factors that affect the exact amount of the termination fee that MISCOR may be required to pay IES.

Tax Treatment of the Merger, page 23

31. We note your disclosure on page 114 that the delivery of a tax opinion by tax counsel is a condition to the merger, and that it will not be waivable after the MISCOR shareholders have approved the proposal to adopt the merger agreement "if such waiver would require further stockholder approval to be obtained, unless further approval of the MISCOR shareholders is obtained with appropriate disclosure." Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus requiring amendment and resolicitation. If the tax opinion condition is waivable, please confirm that you will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

32. Please delete the language stating that the merger has been structured to be "generally" tax-free, and instead provide a firm conclusion regarding the material federal tax consequences to investors, state that this is counsel's opinion and identify counsel. Please also delete the word "generally" from the disclosure.

Payment of Dividends, page 24

33. We note your statement that neither IES nor MISCOR has ever paid a cash dividend on its common stock. However, we note that on January 24, 2013 IES declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. As the information required by Item 1002(d) of Regulation M-A does not appear limited to cash dividends, please revise your disclosure here and elsewhere as appropriate to discuss the January 2013 dividend payment.

Special Factors, page 25

Termination of Corporate Existence, page 25

34. We note the disclosure that the "surviving corporation" will not be a publicly traded company. However, we note that the "surviving corporation" will be a direct, wholly-owned subsidiary of IES and MISCOR's separate corporate existence will no longer exist. It is also our understanding that IES will continue to be listed on NASDAQ. Given that IES is a public company with SEC reporting requirements, please explain what you mean that the "surviving company" will not be a publicly traded company and how IES will benefit, if at all.

Background of the Merger, page 26

35. Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

36. We note your disclosure on page 26 that the board and management placed particular emphasis on identifying and acquiring businesses that would not inhibit the value of IES's NOLs. We further note that if IES were to experience an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, its ability to use the NOLs would be substantially limited. Given that Tontine currently owns 56.7% of the outstanding common stock of IES, please disclose what significance the board and management placed on finding an acquisition candidate in which Tontine was a significant owner so that Tontine would remain a majority owner of IES following the merger. Please revise your disclosure in this section to include any consideration of, or discussions regarding, the ability to preserve NOLs and the ownership of Tontine when selecting an acquisition candidate. As one example, we note your disclosure on page 27 regarding the limitations to IES's acquisition capabilities and the ultimate identification of MISCOR in the summer of 2011, but the ownership of Tontine and the ability to preserve NOLs is not discussed. Please also discuss whether IES considered acquiring any other companies in which Tontine was a shareholder and the results these considerations

37. Please clearly disclose that David B. Gendell, a member of the IES board, is also an employee of Tontine and the brother of Jeffrey Gendell, the founder of Tontine and the beneficial owner of the IES and MISCOR common stock held by Tontine. Please disclose any particular involvement of David Gendell in the board meetings or negotiations, including consideration of the benefit to be received by David or Jeffrey Gendell in connection with the transaction. Please also disclose what was discussed at the meetings between IES management, MISCOR management and Jeffrey Gendell that are referenced at the bottom of page 30.

38. Please revise your disclosure to clearly state the rationale and reasons for the ultimate structure of the consideration to be paid in the merger. Please also disclose how the various Indications of Interest and counteroffers were determined, as we note there is a significant range in the amount of the premium to the value of the MISCOR common stock, and the rationale for the varying offers is not explained.

39. Please disclose the specific benefits and potential synergies discussed by Mr. Lindstrom and Mr. Martell in July 2011, and the financial performance and possible synergies discussed at the March 13, 2012 meeting of management of both MISCOR and IES.

40. Please disclose the discussions that took place at the July 27, 2011 IES board meeting, including potential funding sources, the structure of a potential transaction, and why the board did or did not believe it was an appropriate time to consider such a transaction.

41. Please disclose why Mr. Lindstrom contacted Mr. Martell on January 3, 2012, only three months after MISCOR had rejected the Initial Indication of Interest, to express renewed interest regarding a potential transaction.

42. See our comments above. We note that IES retained Periculum Capital Company, LLC to provide financial analysis and advisory services regarding the potential transaction with MISCOR and that the board considered this financial analysis. Please provide a summary of the analytical report, and if the report is written, please file it as an exhibit to Schedule 13E-3. See Item 1015 of Regulation M-A and Question 117.06 of the Compliance and Disclosure Interpretations for Going Private Transactions.

43. Please disclose why the IES board determined not to form a special committee. Please also disclose why the IES board did not believe that Mr. Lindstrom needed to recuse himself from board discussions. Please further disclose why the decision that Mr. Gendell should recuse himself was not made until May 2012, after the determination of the Third Indication of Interest.

44. Please remove the term "arm's-length" on page 30, and elsewhere that it appears. Please delete all references to "arms' length negotiations." Such references are inappropriate in a going private transaction by affiliates.

45. Please disclose why the MISCOR board preferred that the valuation for MISCOR be based on enterprise value rather than price per share. Please also explain why MISCOR further revised its counteroffer on May 15, 2012 to decrease the enterprise value and price per share, and why it ultimately proposed that price-per-share take into account the projected total debt of MISCOR.

46. Please explain what was discussed at the May 24, 2012 and May 25, 2012 meetings regarding the MISCOR counterproposal and at the May 30, 2012 meeting of the IES board.

47. Please disclose the discussions that took place between June 27, 2012 and July 31, 2012 regarding the determination of material terms of the transaction, such as the use of enterprise value, a "go-shop" provision, termination fees, minority stockholder approval and the need for a collar, including the positions taken by each party. Please also disclose the "recent developments" referenced on page 33 that led the MISCOR board of directors to determine that a price of $1.12 was the minimum acceptable price.

48. Please disclose why IES originally determined not to accept the MISCOR board's request for indemnification and why it determined that a voting agreement with significant stockholders, including Tontine, was not in the best interests of IES or its stockholders.

49. Please disclose the "other strategic alternatives" considered by the MISCOR board on August 29, 2012 and the "other potential acquisition opportunities" and "strategic options for growth" discussed by the IES board on December 6, 2012 and February 5, 2013.

50. Please disclose the risks and benefits of the potential transaction discussed at the March 1, 2013 IES board meeting and the "other benefits of the transaction" discussed at the March 12, 2013 MISCOR board meeting.

51. Please describe the material terms of the indication of interest received from a third party on March 27, 2013. In addition, describe the reasons (if any) provided by the third party that determined to withdraw its interest in an acquisition of MISCOR on April 8, 2013.

Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger, page 39

52. Please disclose whether the MISCOR board reasonably believes that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders and explain why. See 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(4). Please note that each Schedule 13E-3 filing person must separately make this determination. The fairness determination should discuss in reasonable detail the factors listed in paragraphs (c), (d) and (e) of Item 1014 and in Instruction 2 to Item 1014 of Regulation M-A. To the extent one of these factors is not considered, or considered but given little weight, the disclosure must explain the basis for the belief that this factor is not material or relevant. Please revise accordingly.

53. Please disclose any director that abstained from voting on the Rule 13e-3 transaction, including the reasons for abstention, both here and in the "Recommendation of the IES Board of Directors and Its Reasons for the Merger" as required by Item 1014(a) of Regulation M-A. We note that Mr. Martell chose to abstain from the MISCOR board of director's vote on the merger because the consideration presents a liquidity event of particular value to Mr. Martell.

Strategic and Other Considerations, page 40

54. Please significantly expand your discussion of the strategic and other considerations considered by the MISCOR board. We note that your disclosure makes general references to "the importance of scale," "the potential for the merger to enhance MISCOR's ability to compete," "expected strategic and financial benefits of the transaction," "execution risks related to achieving the [standalone] plan," and the "the merger offers a unique and valuable strategic opportunity," but it is unclear as to the specific advantages and benefits that will result from the transaction. Please revise your disclosure to explain how each of these factors relates specifically to MISCOR and how the merger is expected to achieve each of these results.

55. Please explain why the MISCOR board believed that the transaction was more favorable to shareholders than the other strategic alternatives reasonably available to MISCOR shareholders, including disclosing the specific strategic alternatives and providing an explanation as to why each was rejected in favor of this proposed transaction.

Position of the IES Parties as to the Fairness of the Merger, page 43

56. We note that the IES Parties based their fairness determination on the basis of the factors described in "Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger." Where a filing person has based its fairness determination on the analysis of factors undertaken by others, it must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether the IES Parties expressly adopted the MISCOR Board's discussion and analyses of the factors disclosed on pages 39 through 42.

57. We note your statement on page 45 that the IES Parties do not believe that liquidation value is relevant to a determination as to whether the merger is fair to "MISCOR shareholders unaffiliated with IES Parties" because MISCOR is a viable going concern they have no plans to liquidate MISCOR Lack of an intent to liquidate does not mean that liquidation value is not an appropriate measure of value. Therefore, please explain why the IES Parties do not consider liquidation value to be relevant in the context of this transaction.

Purpose and Reasons of the IES Parties for the Merger, page 45

Strategic and Other Considerations, page 47

Improved Financial Profile, page 47

58. Please disclose why the IES Parties believe that the transaction will be accretive to IES's earnings and operating cash flow per share, including providing support for such statement.

59. Please disclose how the transaction will diversify IES' revenues and operating income and reduce its exposure to the cyclical nature of the commercial and residential construction industries, and how the transaction is expected to improve operating performance and held IES generate above average returns on invested capital.

Execution of Acquisition Strategy, page 47

60. Please disclose which members of the MISCOR management team are expected to continue with the surviving company. Please also disclose any related discussions regarding continued employment in the Background section. We note that there are no definitive agreements with any executive officer of MISCOR regarding future employment.

61. Please disclose the specific risks and investment returns associated with alternative acquisitions and potential uses of capital that were considered by disinterested members of the IES board.

Opinion of IES' Financial Adviser, page 49

Opinion of MISCOR's Financial Adviser, page 57

62. See our comments above. We note that both Stifel and Western Reserve reviewed certain internal financial analyses and forecasts prepared by IES and MISCOR management. Please disclose the material financial forecasts provided to the financial advisers as well as the bases for and the nature of the material assumptions used in such forecasts. Please also provide us supplementally with the internal financial analyses and forecasts.

63. Please revise to disclose the data underlying the results reached by Stifel and Western Reserve that are described in this section. For example, disclose the enterprise value, EBITDA and net income for each company in the Selected Company Analysis, including MISCOR, performed by Stifel that resulted in the multiples disclosed on page 52. This is just an example. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

64. Please revise to disclose how Stifel calculated the terminal multiples and discount rates used as part of the Discounted Cash Flow Analyses discussed on pages 55 and 56 and the discount rates and terminal value used by Western Reserve, including how such values were calculated, in the Discounted Cash Flow Analyses discussed on page 63. Please also disclose the value of Net Debt used in these calculations. Please similarly disclose how Western Reserve determined the range of discounts used in its other analyses such as the Reference Public Company Analysis and Reference M&A Transactions Analysis.

65. Please disclose the assumptions used by Western Reserve in calculating the "go-private" scenario of the Discounted Cash Flow Analysis, including the portion of the controlling equity position sold and the portion of NOLs that MISCOR would be able to realize. Please also disclose the reasons for the assumptions and the relevance of the "go-private" scenario.

66. We note the disclosure on page 64 that Western Reserve has in the past provided investment banking services to MISCOR. Please describe the specific services provided by Western Reserve and any of their affiliates and quantify the compensation received by Western Reserve for the past two years. See 1015(b)(4) of Regulation M-A.

Golden Parachute Compensation, page 68

67. Please revise the disclosure to assume that the triggering even occurs on the latest practicable date.

68. Please disclose why you have assumed that each named executive officer will elect to receive 25% of his merger consideration as Cash Consideration and 75% of his merger consideration as Stock Consideration.

Holders of IES Common Stock, page 82

Holders of MISCOR Common Stock, page 85

69. Please update the beneficial ownership table on page 85 to include the aggregate number and percentage of subject securities owned by each filing person, including each associate and majority-owned subsidiary of the filing persons. See Item 1008 of Regulation S-K.

70. We note that Mr. Martell has granted the Tontine Funds with a limited irrevocable proxy to vote his shares of MISCOR common stock in connection with certain matters, including the election of directors. It would appear that these shares would be disclosed for Jeffrey Gendell, the managing member of the Tontine Funds, under "Shared Voting and Investment Power." Please advise or revise accordingly.

Risk Factors, page 87

IES and MISCOR will incur substantial costs in connection with the merger, page 91

71. Please quantify the total costs that IES and MISCOR estimate they will incur in connection with the merger.

Cautionary Statement Concerning Forward-Looking Statements, page 96

72. We note your disclosure that statements relating to future results that are in the proxy statement and incorporated by reference into the proxy statement are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor provision is not available to statements made in connection with a going private transaction. See Exchange Act Section 21E(b)(1)(E). Please revise to remove the statement and also include disclosure stating that the safe harbor provisions in the documents incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule 13e-3 transaction.

Material United States Federal Income Tax Consequences of the Merger, page 119

73. Please delete the word "generally" from throughout this disclosure and have counsel clearly identify each U.S. federal material tax consequence and provide a firm conclusion regarding

each tax consequences. Please also advise whether you will be filing a short- or long-form tax opinion.

The Merger Agreement, page 117

74. We note your disclosure that the representations and warranties in the merger agreement should not be relied on by any person or entity other than IES, MISCOR or Merger Sub. Please delete this disclaimer as well as the second sentence in this paragraph as these statements suggest that the merger agreement does not constitute public disclosure under the federal securities laws.

Legal Matters, page 217

75. Please disclose who will be providing the tax opinion.

Where You Can Find More Information; Incorporation by Reference, page 217

76. We note that you are incorporating by reference certain documents filed by both IES and MISCOR. However, it does not appear that either IES or MISCOR is eligible to incorporate by reference as permitted by General Instructions B and C to Form S-4. Accordingly, it appears the IES must provide all of the information required by Item 14 of Form S-4 and MISCOR must provide all information required by Item 17 of Form S-4, including the requisite financial statements. Please advise and revise accordingly.

Annex B – Opinion of Stifel

77. We note the disclaimer on page B-3 relating to the forecasts and projections reviewed by Stifel. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

78. We note the statement on page B-4 that the Opinion may not be used without the prior written consent of Stifel. Please disclose that Stifel has consented to use of the opinion in the document.

Undertakings

79. Please include the undertakings in Item 512(a)(6) and Item 512(g) of Regulation S-K.

Financial Statements

80. Please amend your filing to update the pro forma financial statements pursuant to Rule 11-01(a) and Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-1

81. We note that your fiscal year end is September 30, 2012, and MISCOR's fiscal year end is December 31, 2012. It appears that for the three months ended December 31, 2012, for MISCOR you are deducting the nine months ended September 30, 2012, from the 12 months ended December 31, 2012, and for the year ended September 30, 2012, you added the nine months ended September 30, 2012, and the three months ended December 31, 2011. Please amend your filing to disclose the periods combined and the revenues and income for any periods that were excluded from or included more than once in the condensed pro forma income statements (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period). Refer to Rule 11-02 (c)(3) of Regulation S-X for guidance.

Note 3 – Estimate of Consideration Expected to be Transferred, page F-12

82. Please explain how you expect to value the shares issued as merger consideration for the determination of purchase price under ASC 805-30-30-7. Clarify whether you will use the quoted market price on the acquisition date. Your current disclosure does not clearly distinguish between the price you intend to use for the accounting and the volume-weighted average of the sales price over the 60 days before the fifteenth business day prior to the closing date, which is the contract mechanism for determining the number of shares to be issued.

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page F-14

(c) Intangible Assets, page F-15

83. We note that you stepped down the value of MISCOR customer relationships by $3.3 million. Please tell us why this adjustment was not done in the MISCOR historical financials rather than the purchase price allocation.

(d) Fixed Assets, page F-15

84. Please explain why the expected depreciation expense based on the estimated fair values of the acquired MISCOR assets is less than the historical MISCOR depreciation. It appears several categories of assets had a step up adjustment.

Acro, page F-18

85. You have adjusting entries for salary and related compensation for Executives and payroll costs. Please tell us the nature of these employees and how you determined the amounts presented are directly attributable to the transaction, expected to have a continuing impact and factually supportable. As part of your response please tell us how you concluded Acro

would have been able to generate the same amount of income without these particular employees. Refer to Rule 11-02 (b)(6) of Regulation S-X for guidance.

Independent Auditor's Report, page F-43

86. We note your audit opinion for the two years ended December 31, 2011, states that the audit was conducted in accordance with Canadian generally accepted auditing standards. However, in the opinion paragraph it states that your financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Please amend your filing to provide an audit opinion that clarifies whether your financial statements are in accordance with Canadian generally accepted auditing standards or International Financial Reporting Standards as issued by the International Accounting Standards Board and ensure your report has the applicable standard language set forth by the applicable auditing standard. We assume that you have presented audited financial statements for the three years December 31, 2012, pursuant to Rule 3-05 of Regulation S-X. However, financial statements for the earliest of the three fiscal years may be omitted if net revenues of the acquired business in its most recent fiscal year are less than $50 million.

87. We note that your fiscal year 2011 financial statements audited under U.S. GAAP agree back to the fiscal year audited under Canadian GAAP or IFRS. Please tell us whether there were reconciling items, if so, please describe and quantify the reconciling items.

Consolidated Balance Sheet, page F-45

88. You present your balance sheet as of January 1, 2010, but your audit opinion does not make reference to this period.   Please remove the period or provide an audit opinion for the period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel at 202-551-3729 with any other questions. In the alternative, you may contact Tina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3263.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: G. Michael O'Leary, Esq. (*via E-mail*)
       Andrews Kurth LLP